CARD BLANCH, INC

FINANCIAL STATEMENT FOR THE PERIOD ENDED AUGUST 10, 2021

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Card Blanch, Inc
San Jose, California

We have reviewed the accompanying financial statements of Card Blanch, Inc, which comprise the balance sheet as of August 10, 2021, and the related statement of income, statement of equity and statement of cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Belle Business Services, LLC

Belle Business Services, LLC
August 18, 2021

CARD BLANCH, INC
BALANCE SHEET
AUGUST 10, 2021
(unaudited)

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	37,435
TOTAL CURRENT ASSETS		37,435
OTHER ASSETS		
Intangible assets		450,073
TOTAL ASSETS	$	487,508

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	-
TOTAL CURRENT LIABILITIES		-
TOTAL LONG-TERM LIABILITIES		-
TOTAL LIABILITIES		-
SHAREHOLDERS' EQUITY		
Preferred stock, see note 3		-
Common stock, see note 3		900
Additional paid-in capital		499,100
Shareholders' equity		(12,492)
TOTAL SHAREHOLDERS' EQUITY		487,508
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	487,508

See independent accountant's review report and accompanying notes to financial statements.

CARD BLANCH, INC
STATEMENT OF INCOME
AUGUST 10, 2021
(unaudited)

REVENUES	$	-
COST OF GOODS SOLD		-
GROSS PROFIT		-
OPERATING EXPENSES		
Salaries and wages		12,492
TOTAL OPERATING EXPENSES		12,492
NET OPERATING LOSS		(12,492)
NET LOSS	$	(12,492)

CARD BLANCH, INC
STATEMENT OF EQUITY
AUGUST 10, 2021
(unaudited)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount			
BEGINNING BALANCE, MAY 25, 2021 (INCEPTION)	-	$ -	-	$ -	-	$ -	$ -
Issuance of common stock	-	-	9,000,000	900	499,100	-	$ 500,000
Net loss	-	-	-	-	-	(12,492)	$ (12,492)
ENDING BALANCE, AUGUST 10, 2021	-	$ -	9,000,000	$ 900	$ 499,100	$ (12,492)	$ 487,508

See independent accountant's review report and accompanying notes to financial statements.

CARD BLANCH, INC
STATEMENTS OF CASH FLOWS
AUGUST 10, 2021
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$ (12,492)
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization expense	-
Increase (decrease) in liabilities:	
Accounts payable	-
CASH USED FOR OPERATING ACTIVITIES	(12,492)
CASH FLOWS FROM INVESTING ACTIVITIES	
Cash used for intangible assets	(450,073)
CASH USED FOR INVESTING ACTIVITIES	(450,073)
CASH FLOWS FROM FINANCING ACTIVITIES	
Issuance of common stock	500,000
CASH PROVIDED BY FINANCING ACTIVITIES	500,000
NET INCREASE IN CASH	37,435
CASH AT BEGINNING OF YEAR	-
CASH AT END OF YEAR	$ 37,435

CASH PAID DURING THE YEAR FOR:

INTEREST	$ -
INCOME TAXES	$ -

See independent accountant's review report and accompanying notes to financial statements.

1.   <u>**Summary of Significant Accounting Policies**</u>

The Company
Card Blanch, Inc (the "Company") was incorporated in the State of Delaware on May 25, 2021. The Company has developed a credit card that allows for both debit and credit cards to be linked to reinvent the shopping experience by selecting the correct card to maximize the savings on purchases.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of August 10, 2021, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2021 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of August 10, 2021.

Intangible Assets
The Company has recorded intangible assets at cost. The intangible assets consist of software development costs. Software development costs are amortized over the useful life of the intangible asset. Amortization expense for the period ending August 10, 2021, was nil, as the asset was not yet placed into service.

The Company evaluates intangible assets on an annual basis or more frequently if management believes indicators of impairment exist. Such indicators could include but are not limited to (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Intangible Assets (continued)
carrying amount. If management concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, management conducts a two-step quantitative impairment test. The first step of the impairment test involves comparing the fair value of the applicable reporting unit with its carrying value. The Company estimates the fair values of its reporting units using a combination of the income, or discounted cash flows, approach and the market approach, which utilizes comparable companies' data. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, management performs the second step of the impairment test. The second step of the impairment test involves comparing the implied fair value of the affected reporting unit's asset with the carrying value of that asset. The amount, by which the carrying value of the asset exceeds its implied fair value, if any, is recognized as an impairment loss. The Company's evaluation of its intangible asset completed during the year resulted in no impairment losses.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2021. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company.

1.   **Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments (continued)
Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling a credit card and mobile application. The Company's payments are generally collected upfront. For the period ending August 10, 2021, the Company recognized nil in revenue, respectively.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

See independent accountant's review report.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

New Accounting Pronouncements (continued)
In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

2.   <u>**Commitments and Contingencies**</u>

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   <u>**Equity**</u>

Preferred Stock
Under the amended and restated certificate of incorporation, the total number of preferred shares of stock that the Corporation shall have authority to issue is 2,000,000 shares at $0.0001 par value per share. As of August 10, 2021, no shares of Preferred stock have been issued and none are outstanding.

Common Stock
Under the amended and restated certificate of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 10,000,000 shares, at $0.0001 par value per share. As of August 10, 2021, 9,000,000 shares have been issued and are outstanding.

Equity Incentive
The Company's 2021 Equity Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 1,000,000 shares of common stock. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have 10-year contractual terms. Share awards generally vest over four years. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the Plan. As of August 10, 2021, no shares have been issued under the Plan.

4.   <u>**Subsequent Events**</u>

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through WeFunder (the "Intermediary"). The Intermediary will be entitled to receive a 7.5% commission fee on all funds received in this offering.

Managements Evaluation
The Company has evaluated subsequent events through August 18, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.